UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/C

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

GOLD FIELDS LIMITED
(Name of Subject Company)

GOLD FIELDS LIMITED
(Name of Person(s) Filing Statement)

Ordinary Shares of par value Rand 0.50 each
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

ZAE000018123 (Ordinary Shares)
38059T106 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Cain Farrel
24 St Andrews Road
Parktown, 2193
South Africa
011-27-644-2400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person(s) Filing Statement)

COPY TO:

Jennifer M. Schneck Linklaters One Silk Street London EC2Y 8HQ England 011-44-20-7456-2000	Scott V. Simpson Ann Beth Bejgrowicz Skadden, Arps, Meagher & Flom (UK) LLP 40 Bank Street, Canary Wharf London E14 5DS England 011-44-20-7519-7000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE
EXHIBIT INDEX
EX-99.1
EX-99.2
EX-99.3
EX-99.4

ITEM 9. EXHIBITS.

Exhibit	Description
99.1	Gold Fields Limited advertisement urging shareholders to vote in favor of the proposed transaction with IAMGold Corporation, dated November 30, 2004

99.2	Script for conference call held by Gold Fields Limited on November 30, 2004

99.3	Gold Fields Limited announcement regarding the modification of terms of the proposed transaction with IAMGold Corporation, dated November 30, 2004

99.4	Gold Fields Limited press release announcing the modification of terms of the proposed transaction with IAMGold Corporation, dated November 30, 2004

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ NICHOLAS J. HOLLAND
	Name:	Nicholas J. Holland
	Title:	Executive Director and Chief Financial Officer
	Date:	November 30, 2004

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EXHIBIT INDEX

Exhibit	Description
99.1	Gold Fields Limited advertisement urging shareholders to vote in favor of the proposed transaction with IAMGold Corporation, dated November 30, 2004

99.2	Script for conference call held by Gold Fields Limited on November 30, 2004

99.3	Gold Fields Limited announcement regarding the modification of terms of the proposed transaction with IAMGold Corporation, dated November 30, 2004

99.4	Gold Fields Limited press release announcing the modification of terms of the proposed transaction with IAMGold Corporation, dated November 30, 2004

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